Noteholders Report
                        Crusade Global Trust No.1 of 1999
                      Coupon Period Ending 15 February 2002

Notes
-----

                  FV Outstanding      Bond Factor     Coupon Rate      Coupon Payments   Principal Payments   Charge Offs
                       (USD)                                                 (USD)             (USD)              (USD)
Class A1 Notes              0.00         0.000000%      0.00000%                  0.00               0.00         0.00
Class A2 Notes    331,101,291.10        58.190034%      2.34125%          2,233,498.60      42,194,048.29         0.00
Class A3 Notes    125,000,000.00       100.000000%      2.43125%            776,649.31               0.00         0.00


                                                                      31Jan02
Pool Summary                                                            AUD
------------
Outstanding Balance - Variable Rate Housing Loans                 573,698,204.00
Outstanding Balance - Fixed Rate Loans                            140,839,357.00
Number of Loans                                                            8,859
Weighted Average Current LVR                                              54.83%
Average Loan Size                                                         80,657
Weighted Average Seasoning                                            56.55 mths
Weighted Average Term to Maturity                                       230 mths

Principal Collections                                                   AUD
---------------------
Scheduled Principal Payments                                        8,213,418.58
Unscheduled Principal Payments                                     62,945,130.75
Redraws                                                             6,044,277.28

Principal Collections                                              65,114,272.05

Total Available Principal                                               AUD
-------------------------
Principal Collections                                              65,114,272.05
Principal Charge Offs                                                       0.00
Principal Draw                                                              0.00

Total Available Principal                                          65,114,272.05

Principal Distributed                                              65,114,272.05
Principal Retained                                                          0.00

Total Available Funds                                                   AUD
---------------------
Available Income                                                   13,005,339.41
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              13,005,339.41

Redraw & Liquidity Facilities                                          AUD
-----------------------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

Liquidity Draw                                                              0.00
Liquidity Shortfall                                                         0.00

CPR
---
                                         Nov-01          Dec-01           Jan-01
                                         ------          ------           ------
                   1 mth CPR             25.87%          27.61%           25.01%


Arrears
-------
                             % of pool
                            (by balance)
                            ------------
31 - 59 days                   0.80%
60 - 89 days                   0.20%
90+ days                       0.15%
Defaults                        Nil
Losses                          Nil



                                    Exh-99.1